UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

TESARO, Inc.

(Name of Subject Company)

TESARO, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

881569107

(CUSIP Number of Common Stock)

Leon O. Moulder, Jr.

Chief Executive Officer

TESARO, Inc.

1000 Winter Street

Waltham, Massachusetts 02451

(339) 970-0900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Asher M. Rubin	Christopher D. Comeau
William I. Intner	Paul M. Kinsella
Hogan Lovells US LLP	Ropes & Gray LLP
100 International Drive, Suite 2000	Prudential Tower
Baltimore, Maryland 21202	800 Boylston Street
(410) 659-2700	Boston, Massachusetts 02199
(617) 951-7000

☒                        Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9C consists of the following documents related to the proposed acquisition of TESARO, Inc. (the “Company” or “TESARO”), pursuant to the terms of an Agreement and Plan of Merger, dated as of December 3, 2018 (the “Merger Agreement”), among the Company, GlaxoSmithKline plc (“Parent” or “GSK”), and Adriatic Acquisition Corporation, an indirect wholly-owned Subsidiary of Parent (“Purchaser”):

1)             Joint press release, dated December 3, 2018, issued by the Company and Parent, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference;

2)             E-mail, dated December 3, 2018, from Leon O. Moulder, Jr., the Company’s Chief Executive Officer, and Mary Lynne Hedley, Ph.D., the Company’s President and Chief Operating Officer, to Company employees, a copy of which is attached hereto as Exhibit 99.2 and incorporated herein by reference;

3)             Key Internal Messages provided to the Company employees, a copy of which is attached hereto as Exhibit 99.3 and incorporated herein by reference;

4)             The Company’s Response to Investor Inquiry provided to investors, a copy of which is attached hereto as Exhibit 99.4 and incorporated herein by reference; and

5)             E-mail, dated December 3, 2018, from Emma Walmsley, Parent’s Chief Executive Officer, to the Company employees, a copy of which is attached hereto as Exhibit 99.5 and incorporated herein by reference.

The items listed above were first used or made available on December 3, 2018. In addition, the information set forth under Items 1.01, 8.01 and 9.01 of the Current Report on Form 8-K and Amendment No. 1 to the Current Report on Form 8-K, each filed by the Company on December 3, 2018 (including all exhibits attached thereto) are incorporated herein by reference.

Additional Information and Where to Find It

The tender offer for TESARO’s outstanding common stock described in this communication has not yet commenced. This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of TESARO common stock. A solicitation and an offer to buy shares of TESARO will be made only pursuant to an offer to purchase and related materials that GSK intends to file with the U.S. Securities and Exchange Commission (“SEC”). At the time the tender offer is commenced, GSK will file a Tender Offer Statement on Schedule TO with the SEC, and TESARO will file a Solicitation/ Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Those materials will be made available to TESARO’s stockholders at no expense to them by the information agent for the tender offer, which will be announced.  In addition, those materials and all other documents filed by GSK or caused to be filed by with the SEC will be available at no charge on the SEC’s website at www.sec.gov. TESARO STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS) AND THE SOLICITATION/ RECOMMENDATION STATEMENT, AS MAY BE AMENDED FROM TIME TO TIME, AS THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER.

TESARO files annual, quarterly and current reports, proxy statements and other information with the SEC. TESARO’s filings with the SEC are available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the SEC by TESARO at www.tesarobio.com.

Cautionary Statement Regarding Forward-Looking Statements

This communication includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those implied by the forward-looking statements. All statements other than statements of historical

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fact are statements that could be deemed forward-looking statements, including all statements regarding the intent, belief or current expectation of TESARO and members of its senior management team and can typically be identified by words such as “believe,” “expect,” “estimate,” “predict,” “target,” “potential,” “likely,” “continue,” “ongoing,” “could,” “should,” “intend,” “may,” “might,” “plan,” “seek,” “anticipate,” “project” and similar expressions, as well as variations or negatives of these words. Forward-looking statements include, without limitation, statements regarding the business combination, similar transactions, prospective performance, future plans, events, expectations, performance, objectives and opportunities and the outlook for TESARO’s business; the commercial success of TESARO’s products; the anticipated timing of clinical data; the possibility of unfavorable results from clinical trials; filings and approvals relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions; and the accuracy of any assumptions underlying any of the foregoing. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward-looking statements include: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of TESARO’s stockholders will tender their stock in the offer; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; the effects of the transaction (or the announcement thereof) on relationships with associates, customers, other business partners or governmental entities; transaction costs; the risk that the merger will divert management’s attention from TESARO’s ongoing business operations; changes in TESARO’s businesses during the period between now and the closing; risks associated with litigation; and other risks and uncertainties detailed from time to time in documents filed with the SEC by TESARO, including current reports on Form 8-K, quarterly reports on Form 10-Q and annual reports on Form 10-K, as well as the Schedule 14D-9 to be filed by TESARO. All forward-looking statements are based on information currently available to TESARO, and TESARO assumes no obligation to update any forward-looking statements.

Exhibit No.	Description
99.1	Joint press release, dated December 3, 2018, issued by the Company and Parent
99.2

E-mail, dated December 3, 2018, from Leon O. Moulder, Jr., the Company’s Chief Executive Officer, and Mary Lynne Hedley, Ph.D., the Company’s President and Chief Operating Officer, to Company employees

99.3	Key Internal Messages provided to the Company employees
99.4	The Company’s Response to Investor Inquiry provided to investors
99.5	E-mail, dated December 3, 2018, from Emma Walmsley, Parent’s Chief Executive Officer, to the Company employees

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